On October 13, 2010, there was a special joint meeting of shareholders of the AZL Allianz AGIC Growth Fund. To approve an Agreement and Plan of Reorganization (the
Plan) between the AZL Allianz AGIC Growth Fund, which is a series of the Allianz Variable Insurance Products
Trust (the VIP Trust), and the AZL BlackRock Capital
Appreciation Fund (the Acquiring Fund), which is another series of the VIP Trust.

Under the Plan, the Acquiring Fund would acquire all of the assets and assume all of the liabilities of each Acquired Fund in exchange for shares of the Acquiring
Fund, which would be distributed proportionately to the shareholders of the Acquired Funds in complete liquidation of the Acquired Fund, and the assumption of the Acquired Funds liabilities. Each Plan was voted upon by the shareholders of the respective Acquired
Fund voting separately.

The number of shares voted is as follows:


Acquired Fund

AZL Allianz AGIC Growth Fund

For 580,989.534
Against 0.352
Abstain 77,365.564

% of Outstanding
For 88.424%
Against 0.000%
Abstain 11.576%